[LOGO OF ACERGY]
NEWS RELEASE

                                                               seabed-to-surface

                  ACERGY S.A. ANNOUNCES SECOND QUARTER RESULTS

London, England - July 12, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY), announced today unaudited results for the second quarter which ended on May 31, 2006.

FINANCIAL HIGHLIGHTS
Important Note: As noted in previous quarters, until the pipelay projects in Trinidad are complete, the results of this part of the Acergy North America and Mexico business are reported as discontinued operations. Prior period comparatives have been restated accordingly.

                                                          THREE MONTHS ENDED            SIX MONTHS ENDED
                                                     --------------------------    --------------------------
                                                      MAY.31.06      MAY.31.05      MAY.31.06      MAY.31.05
                                                     -----------    -----------    -----------    -----------
in $ millions                                         Unaudited      Unaudited      Unaudited      Unaudited
Net operating revenue from continuing operations          $536.8         $346.1         $904.4         $672.1
Gross profit                                               107.4           64.2          158.4           87.4
Net operating income from continuing operations             78.0           43.4          105.6           54.2
Net income from continuing operations                       59.6           20.4           80.1           23.4
Loss from discontinued operations                           (4.3)          (9.6)          (0.3)          (7.2)
Gain on disposal of discontinued operations                 18.7              -           35.1              -
Net income                                                 $74.0          $10.8         $114.9          $16.2

                                                                 THREE MONTHS ENDED             SIX MONTHS ENDED
                                                              -------------------------    -------------------------
PER SHARE DATA                                                 MAY.31.06     MAY.31.05      MAY.31.06     MAY.31.05
-----------------------------------------------------------   -----------   -----------    -----------   -----------
                                                               Unaudited     Unaudited      Unaudited     Unaudited
Earnings per share from continuing operations (Diluted)             $0.30        $ 0.11          $0.40        $ 0.12
Earnings per share from discontinued operations (Diluted)           $0.07        $(0.05)         $0.18        $(0.04)
Net earnings per share (Diluted)                                    $0.37        $ 0.06          $0.58        $ 0.08
Weighted-average number of common shares issued
 (Diluted) (millions)                                               197.9         194.6          197.5         194.4

HIGHLIGHTS
-    Good financial performance and project execution
-    Backlog quality improving and continuing to grow
-    Ongoing high level of asset utilisation

POST QUARTER HIGHLIGHTS
-    Awarded $245 million Chevron Frade contract in Brazil
- Awarded Saxi Batuque deepwater construction contract in Angola by Esso Exploration Angola (Block15) Limited, an Exxon Mobil affiliate
- Chartered Skandi Acergy, new build deepwater heavy construction ship for the North Sea and Toisa Proteus construction and diving ship for Acergy Asia and Middle East
-    Exercised purchase option on Acergy Discovery

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Tom Ehret, Chief Executive Officer, said, "I am happy to report good financial performance for the second quarter. During the period we saw solid project execution and high levels of asset utilisation as well as continued growth and improvement in the quality of our backlog. In delivering our strategy we continue to rejuvenate and expand our fleet. Our targets are being met for recruiting and developing our workforce as we continue to attract the best people in our industry. Our position in Brazil and in Asia has been further strengthened and our business in North America has been successfully restructured. The strong market conditions that we are currently experiencing are expected to continue to the end of the decade."

UPDATED GUIDANCE
Given the current level of activity, we now expect net operating revenue from continuing operations for the full year 2006 to be approximately $2.1 billion. We maintain our guidance in respect of moderate growth in adjusted EBITDA(a) margin over the 14.8% delivered in 2005 for continuing business.

We are also revising our guidance for capex spend in 2006 from $280m to approximately $250m. The reduction in 2006 spend is as a result of the re-sequencing of the conversion works on the Polar Queen and a slower pace of overall expenditure in our capex programme. It should be noted however that higher commitment levels have arisen through the exercising of our option to purchase the Acergy Discovery, together with cost pressures in the ship yards. These changes do not materially affect the expected delivery of assets underpinning Acergy's growth plans, nor our margin expectations.

OPERATING REVIEW
Acergy Africa and Mediterranean - During the second quarter, significant growth in revenues and earnings resulted from good project execution and very high levels of asset utilisation. The installation of the offshore loading lines on the Erha project and further progress on EPC2B brought these two major projects close to completion. The BP Greater Plutonio project is progressing according to plan and will go offshore following the planned refit of the Acergy Polaris.

With six major projects for this region now in the bid process, we have good visibility of the demand for our major construction assets until 2010.

Acergy Northern Europe and Canada - The stronger performance in this region over the same period last year reflects a continuing high level of activity in the SURF market and the start up of the second phase of the Langeled pipelay in March. The Langeled project is proceeding ahead of schedule. The high level of activity in SURF and IMR work is expected to continue through the remainder of this year.

Acergy North America and Mexico - Our organisation in Houston continues to strengthen its ability to provide tendering and engineering support for large international deepwater projects. High levels of tendering activity continue for SURF projects for the global deepwater market and for the deepwater Gulf of Mexico, which is showing signs of growth from 2008.

The discontinued operations, which are now limited to the ongoing projects in Trinidad, encountered delays due to significant adverse weather. These projects are now scheduled to complete in the fourth quarter of the financial year.

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Acergy South America - Both ships on long term contract to Petrobras performed well during the quarter. Our strategy to develop our business in Brazil from being a construction and IMR service provider for Petrobras into an EPIC lump sum contracting operation has now been delivered. The project team for the $145 million Petrobras PRA1 tie-in contract is now in place while the regional business infrastructure continues to be expanded to manage the recently awarded $245 million Chevron Frade project. Bidding activity is increasing both for lump sum projects and for the growing level of field development and maintenance work.

Acergy Asia and Middle East - Projects in Vietnam and Sakhalin are progressing according to plan and a $35 million Letter of Intent for a SURF project offshore New Zealand was recently received. Our organisation in Asia continues to expand ahead of the arrival of the Sapura 3000 in 2007, for which tendering activity is intense for work through to 2009.

ASSET DEVELOPMENT
In line with our strategy, we have continued to develop our fleet during the period. The hull of the Sapura 3000 is now complete and is under tow from China to Singapore for fitting out. The Polar Queen is scheduled to complete her conversion programme in early 2007. The Pertinacia conversion is expected to be completed in late 2006. The Acergy Polaris will start a planned two and a half month period of refitting and refurbishment commencing in August 2006. During this period a new J-Lay deepwater pipelay system will be installed, which will enable the Acergy Polaris to reach a leading position in terms of deepwater pipelay capability.

The Toisa Proteus, an offshore construction and diving support ship, will be on charter to Acergy for three years from mid 2007. She will work in the Asia and Middle East region, where her first contract has been secured off New Zealand. The Skandi Acergy, an industry leading new build heavy construction ship, has been chartered for a period of eight years for work in the North Sea. She is expected to be completed in the second quarter of 2008. The Acergy Viking, a new build IMR and survey ship for the North Sea, is on target for delivery in the third quarter of 2007. An option has been exercised to purchase the Discovery, a high specification diving support ship which has been on charter to Acergy since 1997.

FINANCIAL REVIEW
Net operating revenue from continuing operations for the second quarter increased from $346.1 million in 2005 to $536.8 million in 2006 due to increased activity levels in West Africa and the North Sea.

Net operating income from continuing operations for the second quarter was $78.0 million compared to $43.4 million for the same period in 2005. This increase was as a result of a combination of higher activity levels, improved project performance and higher asset utilisation.

Net income from continuing operations was $59.6 million for the second quarter 2006, compared to $20.4 million in the same period in 2005. After including $14.4 million from discontinued operations, which includes an $18.7 million gain on disposal of the Seaway Kestrel, net income from all operations for the quarter ended May 31, 2006 was $74.0 million compared to $10.8 million for the same period in 2005.

The cash and cash equivalents position at the quarter end was $302.9 million, compared to $395.0 million at the quarter ended February 28, 2006. This reduction is due to a greater working capital requirement as projects are being mobilised for offshore installation. Total advance billings at the quarter end were $287.3 million compared to $290.2 million at the end of the previous quarter.

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CURRENT TRADING
The backlog for continuing operations as at May 31, 2006 was $2,470 million, of which approximately $1,100 million was for execution throughout the remainder of 2006. The Group also held an additional $489 million in pre-backlog at the quarter end.

     In $ millions as at:        MAY.31.06       FEB.28.06       MAY.31.05
     ----------------------     -----------     -----------     -----------
     Backlog(1)                       2,470           2,286           1,715
     Pre-Backlog(2)                     489             538             433
     (1) Backlog restated to exclude amounts related to discontinued operations in Acergy North America and Mexico of $27.4 million (May.31.06), $22 million (Feb.28.06) and $62.3 million (May.31.05). Backlog reflects the stated value of signed contracts.
     (2) Pre-backlog restated to exclude amounts related to discontinued operations in Acergy North America and Mexico of $nil (May.31.06), $nil (Feb.28.06) and $13.1 million (May.31.05). Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

OUTLOOK
Particularly high levels of bidding activity are in progress for West Africa, for projects now going out to 2010, with continuing market growth in the North Sea, Asia and Brazil. We have taken timely and cost efficient actions to rejuvenate and to expand our fleet and we have been successful in meeting our recruitment targets to support the growth in activity. We believe that the Group is well positioned to continue to benefit from the growing demand for our services over the coming years.

EXTRAORDINARY GENERAL MEETING
An Extraordinary General Meeting of shareholders will be held on August 1, 2006 for the purpose of considering Item 9 of the Annual General Meeting Agenda, being the proposed changes to the Company's Articles of Incorporation.

(a) Adjusted EBITDA : Adjusted EBITDA is calculated as Net Operating Income from continuing operations, plus depreciation and amortisation, excluding impairment charges and gains and losses on sales of investments and fixed assets. Management believes that Adjusted EBITDA is an important indicator of its operational strength and the performance of its business. The Group has included Adjusted EBITDA because it is a key financial measure used by management to
(i) assess the Group's ability to service its debt and/or incur debt and meet the Group's capital expenditure requirements; and (ii) internally measure the Group's operating performance. Adjusted EBITDA has not been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). Adjusted EBITDA as presented by the Group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the "SEC") that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA is not a measure determined in accordance with US GAAP and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with US GAAP), as a measure of the Group's operating results or cash flows from operations (as determined in accordance with US GAAP) or as a measure of the Group's liquidity. The reconciliation of the Group's net income to Adjusted EBITDA is attached.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

CONFERENCE CALL INFORMATION                     REPLAY FACILITY DETAILS
----------------------------------------------- -------------------------------------------------
Lines will open 10 minutes prior to conference  This facility is available from 5pm UK Time
call.                                           (12 noon EDT*) Wednesday July 12, 2006 until
                                                11pm UK Time (6 pm EDT*) Wednesday July 19, 2006.
Date:   Wednesday July 12, 2006
Time:   3.00 pm UK Time (10 am EDT*)

Conference Dial In Numbers:                     Conference Replay Dial In Numbers:
UK Toll Free         : 0800 279 9640            UK Toll Free         : 0800 559 3271
USA                  : +1 718 354 1152          USA                  : +1 718 354 1112
Norway               : +47 2316 2771            France               : +33 (0) 1 71 23 02 48
France               : +33 (0)1 71 23 04 14     Italy                : +39 026 968 2247
Italy                : +39 026 968 2336         Netherlands          : +31 (0) 207 132 791
Netherlands          : +31 (0)20 713 2936       Germany              : +49 (0)69 22222 0418
Germany              : +49 (0)69 2222 7111
                                                International Dial In: +44 (0)20 7806 1970
International Dial In: +44 (0)20 7365 1843
                                                Passcode             : 9501674#
*EDT = Eastern Daylight Saving Time
----------------------------------------------- -------------------------------------------------

Alternatively a live webcast and a playback facility will be available on the Group's website www.acergy-group.com

Contacts:
Deborah Keedy / Julian Thomson
Acergy S.A.
UK +44 1932 773767 or +44 1932 773764
US +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com
julian.thomson@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

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                                - Tables Follow -

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                          ACERGY S.A. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (in $ millions, except share and per share data)

                                                                   THREE MONTHS ENDED             SIX MONTHS ENDED
                                                               --------------------------    --------------------------
                                                                 MAY 31,        MAY 31,        MAY 31,        MAY 31,
                                                                   2006           2005           2006           2005
                                                               -----------    -----------    -----------    -----------
                                                                Unaudited      Unaudited      Unaudited      Unaudited
Net operating revenue from continuing operations                    $536.8         $346.1         $904.4         $672.1
Operating expenses                                                  (429.4)        (281.9)        (746.0)        (584.7)
                                                               -----------    -----------    -----------    -----------
Gross profit                                                         107.4           64.2          158.4           87.4

Share of net income of non-consolidated joint ventures                 8.6            3.8           14.1            7.7
Selling, general and administrative expenses                         (38.7)         (27.5)         (67.9)         (48.8)
Gains/(losses) on disposal of subsidiaries and
 long-lived tangible assets                                              -            3.0           (0.4)           7.9
Other operating income/(expense)                                       0.7           (0.1)           1.4              -
                                                               -----------    -----------    -----------    -----------
Net operating income from continuing operations                       78.0           43.4          105.6           54.2

Interest income/(expense), net                                         2.5            0.1            5.0           (0.6)
Foreign exchange gains/(losses)                                        2.4          (12.5)           2.9          (13.5)
                                                               -----------    -----------    -----------    -----------
Income from continuing operations before taxes and
 minority interests                                                   82.9           31.0          113.5           40.1
Income tax provision                                                 (23.7)          (7.9)         (34.7)         (11.1)
                                                               -----------    -----------    -----------    -----------
Income from continuing operations before minority
 interests                                                            59.2           23.1           78.8           29.0
Minority interests                                                     0.4           (2.7)           1.3           (5.6)
                                                               -----------    -----------    -----------    -----------
Net income from continuing operations                                 59.6           20.4           80.1           23.4

Loss from discontinued operations                                     (4.3)          (9.6)          (0.3)          (7.2)
Gain on disposal of discontinued operations                           18.7              -           35.1              -
                                                               -----------    -----------    -----------    -----------
Net income                                                           $74.0          $10.8         $114.9          $16.2
                                                               ===========    ===========    ===========    ===========
PER SHARE DATA
Net earnings per Common Share and Common Share
 equivalent
  Basic
  Continuing operations                                              $0.31          $0.11          $0.42          $0.12
  Discontinued operations                                            $0.07         $(0.05)         $0.18         $(0.04)
                                                               -----------    -----------    -----------    -----------
  Net earnings                                                       $0.38          $0.06          $0.60          $0.08
                                                               ===========    ===========    ===========    ===========
  Diluted
  Continuing operations                                              $0.30          $0.11          $0.40          $0.12
  Discontinued operations                                            $0.07         $(0.05)         $0.18         $(0.04)
                                                               -----------    -----------    -----------    -----------
  Net earnings                                                       $0.37          $0.06          $0.58          $0.08
                                                               ===========    ===========    ===========    ===========
Weighted average number of Common Shares
 and Common Share equivalents outstanding
  Basic                                                              192.6          190.8          192.4          190.7
  Diluted                                                            197.9          194.6          197.5          194.4

SELECTED INFORMATION - CONTINUING OPERATIONS
  Cash outflows for capital expenditures                              57.5           21.7           94.2           40.2
  Depreciation and amortisation                                       13.7           12.7           27.9           26.6
  Dry-dock amortisation                                                3.7            2.4            7.0            5.5

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                          ACERGY S.A. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in $ millions)

                                                                                                             As at
                                                                         As at             As at         NOVEMBER 30,
                                                                     MAY 31, 2006      MAY 31, 2005         2005(a)
                                                                    --------------    --------------    --------------
                                                                       Unaudited         Unaudited
ASSETS
  Cash and cash equivalents                                                 $302.9             $83.0            $316.0
  Other current assets (b)                                                   548.6             460.2             468.2
  Long-lived tangible assets, net of accumulated depreciation                520.7             455.1             457.7
  Other non-current assets                                                   126.3              86.1              99.8
  Assets held for sale                                                        16.7              61.2              42.8
                                                                    --------------    --------------    --------------
    Total assets                                                          $1,515.2          $1,145.6          $1,384.5
                                                                    ==============    ==============    ==============
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current portion of long term debt and capital lease
   obligations                                                                 0.8               0.8               0.8
  Accounts payable, accrued liabilities and advance billings                 854.1             740.0             843.0
  Long term debt and capital lease obligations                                 8.7               8.7               8.7
  Other non-current liabilities                                               42.7              46.9              49.9
  Minority interests                                                          13.4              24.7              26.4
  Shareholders' equity
    Common Shares                                                            387.8             383.5             385.5
    Paid-in-surplus                                                          469.0             452.6             461.5
    Accumulated deficit                                                     (276.1)           (514.3)           (391.0)
    Accumulated other comprehensive income                                    15.8               3.7               0.7
    Treasury stock                                                            (1.0)             (1.0)             (1.0)
                                                                    --------------    --------------    --------------
      Total shareholders' equity                                             595.5             324.5             455.7
                                                                    --------------    --------------    --------------
      Total liabilities and shareholders' equity                          $1,515.2          $1,145.6          $1,384.5
                                                                    ==============    ==============    ==============

          (a) These figures have been extracted from the Consolidated Financial Statements for 2005

          (b) As at May 31, 2006 no claims or variation orders not formally agreed with clients were included in other current assets. This compares to $15.9 million and $nil of claims and variation orders included in other current assets at May 31, 2005 and November 30, 2005 respectively.

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                ACERGY S.A. AND SUBSIDIARIES - SEGMENTAL ANALYSIS
                                 (in $ millions)

The Group has six reportable segments based on the geographic distribution of its activities as follows: Acergy Africa and Mediterranean covers activities in Africa and the Mediterranean; Acergy Northern Europe and Canada includes all activities in Northern Europe, Eastern Canada, Greenland and Azerbaijan; Acergy North America and Mexico includes all activities in the United States, Mexico, Central America and Western Canada; Acergy South America incorporates activities in South America and the islands of the southern Atlantic Ocean; Acergy Asia and Middle East includes all activities in Asia Pacific, India and the Middle East (but excludes the Caspian Sea). Acergy Corporate includes all activities that serve more than one segment. These include the activities of Paragon Engineering Services, Inc. up to the date of its disposal, and the SHL and NKT joint ventures. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one segment; and management and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

                                                           ACERGY      ACERGY                  ACERGY
FOR THE THREE MONTHS ENDED                   ACERGY       NORTHERN      NORTH       ACERGY     ASIA &
MAY 31, 2006                                AFRICA &      EUROPE &    AMERICA &      SOUTH     MIDDLE     ACERGY
(in $ millions)                          MEDITERRANEAN     CANADA    MEXICO (b)     AMERICA     EAST     CORPORATE      TOTAL
-------------------------------------    -------------   ---------   ----------    --------   -------   ----------    --------
Net operating revenue -  external(a)            $250.2      $214.3        $25.9       $17.1     $29.3       ($0.0)      $536.8
Income / (loss) from operations                  $41.2       $30.9        $(0.5)       $1.7      $0.2        $4.5        $78.0
  Interest income, net                                                                                                    $2.5
  Foreign exchange gain                                                                                                   $2.4
                                         -------------   ---------   ----------    --------   -------   ----------    --------
Income from continuing operations before taxes and minority interests                                                    $82.9
                                                                                                                      --------

                                                           ACERGY      ACERGY                  ACERGY
FOR THE THREE MONTHS ENDED                   ACERGY       NORTHERN      NORTH       ACERGY     ASIA &
MAY 31, 2005                                AFRICA &      EUROPE &    AMERICA &      SOUTH     MIDDLE     ACERGY
(in $ millions)                          MEDITERRANEAN     CANADA    MEXICO (b)     AMERICA     EAST     CORPORATE      TOTAL
-------------------------------------    -------------   ---------   ----------    --------   -------   ----------    --------
Net operating revenue - external(a)             $167.5      $148.6         $5.7       $11.3     $12.9        $0.1       $346.1
Income / (loss) from operations                  $22.6       $17.9         $3.6      ($ 0.1)   ($ 0.6)       $0.0       $ 43.4
  Interest income, net                                                                                                  $  0.1
  Foreign exchange loss                                                                                                ($(12.5)
                                         -------------   ---------   ----------    --------   -------   ----------    --------
Income from continuing operations before taxes and minority interests                                                    $31.0
                                                                                                                      --------

                                                           ACERGY      ACERGY                  ACERGY
FOR THE THREE MONTHS ENDED                   ACERGY       NORTHERN      NORTH       ACERGY     ASIA &
MAY 31, 2006                                AFRICA &      EUROPE &    AMERICA &      SOUTH     MIDDLE     ACERGY
(in $ millions)                          MEDITERRANEAN     CANADA    MEXICO (b)     AMERICA     EAST     CORPORATE      TOTAL
-------------------------------------    -------------   ---------   ----------    --------   -------   ----------    --------
Net operating revenue -  external(a)            $459.1      $315.4        $35.3       $32.0     $62.6        $0.0       $904.4
Income / (loss) from operations                  $61.5       $37.8         $0.7        $2.5      $3.5       ($0.4)      $105.6
  Interest income, net                                                                                                    $5.0
  Foreign exchange gain                                                                                                   $2.9
                                         -------------   ---------   ----------    --------   -------   ----------    --------
Income from continuing operations before taxes and minority interests                                                   $113.5
                                                                                                                      --------

                                                           ACERGY      ACERGY                  ACERGY
FOR THE THREE MONTHS ENDED                   ACERGY       NORTHERN      NORTH       ACERGY     ASIA &
MAY 31, 2005                                AFRICA &      EUROPE &    AMERICA &      SOUTH     MIDDLE     ACERGY
(in $ millions)                          MEDITERRANEAN     CANADA    MEXICO (b)     AMERICA     EAST     CORPORATE      TOTAL
-------------------------------------    -------------   ---------   ----------    --------   -------   ----------    --------
Net operating revenue - external(a)             $352.8      $231.6        $29.3       $24.6     $24.1        $9.7       $672.1
Income / (loss) from operations                  $41.9       $13.6         $1.7        $2.4    ($ 0.5)      ($4.9)      $ 54.2
  Interest expense, net                                                                                                ($  0.6)
  Foreign exchange loss                                                                                                ($ 13.5)
                                         -------------   ---------   ----------    --------   -------   ----------    ----------
Income from continuing operations before taxes and minority interests                                                   $ 40.1
                                                                                                                      ----------

(a) Three clients each individually accounted for more than 10% of the Group's revenue from continuing operations for the quarter ended May 31, 2006. The revenue from these clients was $346.7 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. Three clients in the six months period ended May 31, 2006 each individually accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $542.4 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. In the quarter ended May 31, 2005, four clients each individually accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $221.8 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. Three clients in the six months period ended May 31, 2005 each individually accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $331.2 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada, Acergy North America and Mexico and Acergy Asia and Middle East. Please note that prior period numbers have been restated to reflect continuing operations.

(b)  Excludes discontinued operations.

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                          ACERGY S.A. AND SUBSIDIARIES
                 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA
                       (in $ millions, except percentages)

                                                             THREE MONTHS ENDED               SIX MONTHS ENDED
                                                        ---------------------------     ---------------------------
                                                        MAY 31,2006     MAY 31,2005     MAY 31,2006     MAY 31,2005
                                                          Unaudited      Unaudited       Unaudited       Unaudited
                                                        ------------    -----------     ------------    -----------
Net operating income from continuing operations                 78.0           43.4            105.6           54.2

ADJUSTMENTS:
ADD BACK
Depreciation and amortisation, including dry-docking
 amortisation                                                   17.4           15.1             34.9           32.1

NON-RECURRING ITEMS
Impairment of long-lived tangible assets                           -              -                -              -
(Gains)/losses on disposal of subsidiaries and
 long-lived tangible assets                                        -           (3.0)             0.4           (7.9)
                                                        ------------    -----------     ------------    -----------
Adjusted EBITDA                                                 95.4           55.5            140.9           78.4
                                                        ------------    -----------     ------------    -----------
Net operating revenue from continuing operations               536.8          346.1            904.4          672.1
                                                        ------------    -----------     ------------    -----------
Adjusted EBITDA %                                               17.8%          16.0%            15.6%          11.7%
                                                        ------------    -----------     ------------    -----------

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